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                                                               Exhibit (a)(1)(k)

FOR IMMEDIATE RELEASE


            Investor Contact:  Michael Smith
                               Senior Vice President and Chief Financial Officer Cobra Electronics Corporation
                               773-804-6281
                               msmith@cobraelec.com
                               --------------------

            Media Contact:     Larry Larsen
                               Fleishman-Hillard
                               312-751-3617
                               larsenl@fleishman.com
                               ---------------------


                      COBRA ELECTRONICS EXTENDS ITS TENDER

                         OFFER FOR LOWRANCE ELECTRONICS


     CHICAGO, Illinois, March 13, 2001 - Cobra Electronics Corporation (Nasdaq:
COBR) today announced that it is extending the expiration date of its tender offer for all outstanding shares of common stock of Lowrance Electronics, Inc. (Nasdaq: LEIX) until midnight, New York City time, on Tuesday, April 10, 2001. The tender offer had been scheduled to expire at midnight, New York City time, on Tuesday, March 13, 2001.

     Cobra and its prospective lenders are using this additional time to complete due diligence relating to a recent shortfall in Lowrance's net sales relative to projections provided to Cobra prior to the execution of the merger agreement and to develop revised projections to be used in connection with Cobra's proposed financing.

     "Cobra remains committed to pursuing the strategic growth opportunities inherent in the combination of our two companies," said Jim Bazet, Cobra's President and Chief Executive Officer. "Upon confirming that Lowrance's sales trends are consistent with our joint expectations for the company's growth, we will be prepared to move quickly towards consummating the transaction."

     American Stock Transfer and Trust Company, the depositary for the offer, has advised Cobra that as of March 12, 2001 approximately 3,323,008 shares of Lowrance common stock (approximately 88.17 percent of the outstanding shares of common stock) had been validly tendered and not withdrawn pursuant to the offer. Cobra's obligation to purchase shares pursuant to the tender offer is subject to the satisfaction of certain conditions, including Cobra obtaining adequate financing.

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About Cobra Electronics

     Forbes named Cobra Electronics Corporation (Nasdaq: COBR) to its list of "200 Best Small Companies in America" in 2000. Cobra is a leading global manufacturer of two-way mobile communications products, holding the number one or strong number two position in every major market in which it does business. The Family Radio Service (FRS) business is one of the fastest growing segments of two-way mobile communications, and Cobra is a leading FRS player in the U.S., Canada and Europe. Cobra has a 40-year track record of innovation and award-winning products, and leads the industry in developing technology applications that anticipate market demand. To learn more about Cobra and its products, please visit the Cobra site at http://www.cobraelectronics.com.



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